September 22, 2009

Mr. H. Roger Schwall	Filed via EDGAR: 9/22/2009
Assistant Director	with fax copy to: 703-813-6982
U.S. Securities and Exchange Commission Division of Corporate Finance, Mail Stop 4628 Washington, DC 20549

RE:	Tesco Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 7, 2009
Schedule 14A Definitive Proxy Statement
Filed March 31, 2009
Response Letter Dated July 31, 2009
File No. 1-34090

Dear Mr. Schwall:

We received your comment letter dated September 8, 2009 for the above noted filings. We have begun to draft our responses to your letter. Further to our phone conversation with the SEC on September 17, 2009, we need additional time to adequately and fully respond to your letter.

Based on the above, we respectfully request an extension of time to submit our response. Our response letter should be ready and available no later than October 6, 2009. Please confirm if this timing is acceptable.

Thank you for your assistance in this matter. If you have any questions or need any additional information, I can be reached at (713) 359-7120.

Sincerely,

/s/ Robert L. Kayl
Robert L. Kayl
Sr. Vice President and Chief Financial Officer